Exhibit 99.1

Material Information

2019 Third quarter results

Creating value for sustainable growth

Net income
COP Tn

1.38
3.19
8.91
+3.7%
9.24
Jan - Sep 2016
Jan - Sep 2017
Jan - Sep 2018
Jan - Sep 2019

Solid 3Q19 cash balance: **16** TRILLION PESOS

EBITDA/EBITDA Margin

EBITDA COP Tn
% EBITDA Margin
39%
43%
48%
46%
13.5
17.3
23.8
23.9
Jan - Sep 2016
Jan - Sep 2017
Jan - Sep 2018
Jan - Sep 2019

Brent and Spread

Brent average – USD/Bl
Spread/Brent
22.2%
13.1%
10.7%
9.1%
43.2
52.5
72.7
64.8
Jan - Sep 2016
Jan - Sep 2017
Jan - Sep 2018
Jan - Sep 2019

Profitable growth in reserves and production

JV Occidental
Permian (USA)
Unconventional

Reserves (P1)
160 MMBOE

Production (e) (2027)
~95 mboed

Gato do Mato discovery
Presal (Brazil)
Acquisition of 30% stake

Contingent Resources
90 MMBOE

Production (e) (2025)
~20 mbod

MMBOE: Million barrels of oil equivalent
mbod: Thousand barrels of oil per day

Production and Sales

Production
Sales volumen
(mboed)
716
883
723
918
Jan - Sep 2018
Jan - Sep 2019

Exploratory success of **Flamencos -1** well (100% Ecopetrol)

mboed: Thousand barrels of oil equivalent per day

Downstream

Cartagena
Barrancabermeja
Throughput (mbd)
380
158
223
389
161
228
3Q 2018
3Q 2019

Midstream

Crude
Refined
Volume (mbd)
1,103
829
274
1,153
881
272
Jan - Sep 2018
Jan - Sep 2019

mbd: Thousand barrels of oil per day

Contact information:
investors@ecopetrol.com.co Tel: +57 (1) 234 51 90

ecopetrol

The Ecopetrol Group achieved sound operational and financial results during the first nine months of the year, in particular net profit of 9.2 trillion pesos and EBITDA of 23.9 trillion pesos, equivalent to an EBITDA margin of 46%.

As of the close of the quarter, we reported a solid cash position of 16 trillion pesos, even after paying the third installment of dividends to the government on 2018 earnings, totaling 2.7 trillion pesos.

These results demonstrate the good operational performance in all segments and the positioning of our crudes in markets that generate greater value. The above, coupled with the devaluation of the average exchange rate, the financial savings associated with the prepayment of the debt and the lower nominal tax rate. All this allowed to compensate, the lower Brent price, which went from USD 76 per barrel in the third quarter of 2018 to USD 62 per barrel at the end of this quarter. We positively highlight the spread of crude oil basket of -5 USD/bl in the third quarter compared to -8.4 USD/bl for the same period of 2018.

On the international arena, I am pleased to highlight two very important milestones: the first, our entry to the Midland in the Permian basin, the most prolific in the world, through a Joint Venture (JV) with Occidental, to participate in the exploitation of unconventional resources. The JV would allow the company to incorporate proven reserves (P1) of around 160 million barrels of oil equivalent and increase production progressively until 2027, when it would contribute a net production for Ecopetrol estimated at about 95 thousand barrels of oil equivalent per day. The JV will also allow Ecopetrol to strengthen its knowledge in the evaluation, development and exploitation of unconventional resources.

Second, the execution of an agreement with Shell Brasil Petróleo Ltda. to acquire 30% stake in the “Gato do Mato” discovery, located in two offshore areas of Brazil’s Santos basin, in the so-called Pre-Salt.

Under this agreement, Shell will reduce its stake from 80% to 50% and continue as operator, while the French oil company Total will retain the remaining 20%. With this purchase, Ecopetrol deepen its strategic position in Brazil’s Santos basin.

It is important to note that these invesments are aligned with the strategic priorities of the 2019-2021 business plan, focused on the growth of reserves and production under strict capital discipline. The transactions will be paid with our cash.

On the other hand, we receive in a respectful, prudent and responsible manner, the provision of the State Council that allows us to advance to a research stage through the Pilot Projects (PPII, by its acronym in Spanish) recommended by the Experts Committee.

We believe that advancing to a research stage is a key opportunity to rigorously evaluate the possibility of developing unconventionals in Colombia. For Ecopetrol, this is a step forward that will be assuming responsibly, in strict compliance with the regulations and provisions of the authorities, while ensuring deep respect for the environment and communities.

In the production segment, during the quarter we faced a challenging environment and some operational limitations that forced us to temporarily shut down our Tibú, Caño Limón and Gibraltar fields, causing our average production for the quarter to be at 720 thousand barrels of oil-equivalent per day. However, accumulated average production to September was 723 thousand barrels of oil-equivalent per day, 8 thousand barrels higher than in the same period last year, in line with the 2019 target.

We note the positive results of the Group’s subsidiaries, which contributed more than 60 thousand barrels of oil-equivalent per day during the first nine months of the year, some 8.4% of total production. The recovery program, which is the strategic pillar for adding hydrocarbon reserves, contributed 30% of the Group’s daily production.

In the exploration campaign, the Group and its partners completed the drilling of 13 exploratory wells, exceeding the goal of 12 wells for the year, with a success rate of 38%. We note the success of the Flamencos-1 well, in the Valle Medio del Magdalena basin, 100% operated by Ecopetrol. This discovery forms part of the Near Field exploration strategy, which consists in identifying and testing opportunities in the vicinity of already existing fields and facilities.

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In the transport segment, we highlight the higher volumes of crude transported. It is also worth to highlight the logistical improvements made at Buenaventura, facilitating the port’s use as an alternate route for supplying fuels to the country’s south western region, as well as the commissioning of the Chinchiná-Pereira bypass. This project demonstrate our commitment to emphasizing safety as a pillar of our operations.

During the third quarter, the oil pipeline network continued to suffer from attacks by third parties; nevertheless, contingent operations on the Bicentenario oil pipeline have succeeded in mitigating these impacts.

In the Downstream segment, during the third quarter of the year we achieved a new historic maximum average throughput of 389 thousand barrels per day for the two refineries, thus demonstrating their effective performance despite unscheduled operating events. Gross combined refining margin was 10.2 USD/bl, impacted mainly due to lower product prices and the strengthening of medium and heavy crudes, consistent with the behavior of the international market.

With regards the investment plan, between January and September 2019 the Group executed investments totaling USD 2,317 million, up 29% versus the same period in 2018. Eighty-one percent of investments were concentrated in the upstream segment, in line with the Group’s strategic priorities.

As part of our efforts to contribute to preserving the environment, we have committed to reducing greenhouse gas emissions by 20% by the year 2030, and reducing our operational vulnerability to climate change. It is important to highlight that Ecopetrol S.A. was the first company in Colombia’s Oil and Gas sector to verify its reduction in greenhouse gas emissions from operating processes. The firm Ruby Canyon Engineering verified the reduction of over one million tons of CO2-equivalent between 2013 and 2017.

Along these same lines, Ecopetrol has entered into an agreement with the Colombian Ministry of Environment and Sustainable Development to improve the country’s environmental quality and sustainable development, in areas such as water resources, biodiversity, climate change, circular economy and improved air quality.

In addition to the above, we have met an important milestone in our energy transition process. On October 18th, we inaugurated the largest solar farm for self-generation of energy in Colombia, located in the city of Castilla La Nueva, in the Department of Meta. It has installed capacity of 21 peak megawatts and will supply energy for the next 15 years to the Castilla field, Ecopetrol’s second largest. The tariff of the energy produced by the solar farm represents savings of more than 30% compared to that supplied by the national electricity grid.

The entry into solar energy demonstrates Ecopetrol’s commitment to renewable energies. This operation will prevent the emission of over 154,000 tons of CO2 into the atmosphere.

Over the year, we have focused our efforts on activities such as water recycling. During the third quarter, we reused some 66 million cubic meters of water, up 4% versus the same period the year.

We maintain our commitment to profitable growth in production and reserves with sustainable results, reducing the impacts of our operations, encouraging good environmental practices and promoting the socio-environmental development of the regions in which we are active.

Felipe Bayón Pardo

CEO, Ecopetrol S.A.

Bogotá, October 29, 2019. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s financial results for the third quarter and the first nine months of 2019, prepared in accordance with International Financial Reporting Standards applicable in Colombia.

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Between January and September 2019 the Business Group earned net profit of COP 9.2 trillion and EBITDA of COP 23.9 trillion, higher than in the previous year, even with a reduction of 7.9 USD/bl in average Brent prices and lower refining margins. These results are a reflection of good operating performance in all segments, the commercial positioning of our crudes, financial savings associated with prepayment on our debt, and a lower nominal tax rate.

The strong internal cash generation allowed us to meet the investment commitments, pay out the latest installment of dividends to the government, and close out the period with a solid cash position equivalent to COP 16 trillion.

Table 1: Income Statement Financial Summary – Ecopetrol Group

Billion (COP)	3Q 2019	3Q 2018	∆ ($)	∆ (%)	9M 2019	9M 2018	∆ ($)	∆ (%)
Total sales	18,014	17,876	138	0.8%	52,266	49,506	2,760	5.6%
Depreciation and amortization	2,166	2,053	113	5.5%	6,189	5,723	466	8.1%
Variable cost	6,735	6,342	393	6.2%	19,629	17,361	2,268	13.1%
Fixed cost	2,339	2,228	111	5.0%	6,870	6,143	727	11.8%
Cost of sales	11,240	10,623	617	5.8%	32,688	29,227	3,461	11.8%
Gross income	6,774	7,253	(479)	(6.6%)	19,578	20,279	(701)	(3.5%)
Operating and exploratory expenses	1,062	1,600	(538)	(33.6%)	2,952	3,062	(110)	(3.6%)
Operating income	5,712	5,653	59	1.0%	16,626	17,217	(591)	(3.4%)
Financial income (loss)	(648)	(521)	(127)	24.4%	(1,426)	(1,710)	284	(16.6%)
Share of profit of companies	56	57	(1)	(1.8%)	290	239	51	21.3%
Income before income tax	5,120	5,189	(69)	(1.3%)	15,490	15,746	(256)	(1.6%)
Income tax	(1,770)	(2,182)	412	(18.9%)	(5,315)	(6,155)	840	(13.6%)
Net income consolidated	3,350	3,007	343	11.4%	10,175	9,591	584	6.1%
Non-controlling interest	(339)	(232)	(107)	46.1%	(932)	(682)	(250)	36.7%
Net income attributable to owners of Ecopetrol	3,011	2,775	236	8.5%	9,243	8,909	334	3.7%

EBITDA	8,270	7,997	273	3.4%	23,934	23,756	178	0.7%
EBITDA Margin	45.9%	44.7%	-	1.2%	45.8%	48.0%	-	(2.2%)

The figures included in this report are unaudited. Financial information is expressed in billions of Colombian pesos (COP), or US dollars (USD), or thousands of barrels of oil-equivalent per day (mboed) or tons, and this is indicated where applicable. For presentation purposes, certain figures of this report were rounded to the nearest decimal place.

Future projection statements. This press release may contain future projection statements related to business prospects, estimates of operating and financial results, and Ecopetrol’s growth. These are projections and, as such, are based solely on management’s expectations with respect to the company’s future and its continuing access to capital to finance the Company’s business plan. These future statements basically depend on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

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I.	Ecopetrol Group Financial and Operating Results

1.	Income Statement

a)	Sales Revenue

Increase of 0.8% in sales revenue in 3Q19 versus 3Q18, as a combined result of:

a)	Positive overall sales (+ COP 0.7 trillion, + 29.9 mboed). In 3Q19 volumes sold totaled 927.7 mboed, up 3.3% over 3Q18, due primarily to: i) increased crude availability given the strategy of domestic purchases from third parties, ii) higher diesel exports associated with greater available volumes from the Cartagena Refinery due to lower destination to the local market, iii) higher domestic sales of liquid fuels due to greater demand, and iv) increased requirements from border regions.

b)	A decrease of the weighted average basket of crude oils, natural gas and refined products, of -10.4 USD/bl (COP -2.8 trillion), largely due to the decline in Brent crude benchmark prices, partially offset by better spreads on crudes and diesel versus Brent.

c)	Appreciation in the average exchange rate, positively impacting total revenue (COP +2.1 trillion).

d)	An increase in revenues for transport and other services (COP +0.1 trillion), largely due to greater volumes transported.

Table 2: Sales Volume - Ecopetrol Group

Local Sales Volume - mboed	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Medium Distillates	157.6	151.5	4.0%	154.9	149.8	3.4%
Gasoline	114.4	110.4	3.6%	114.2	110.3	3.5%
Natural Gas	79.0	78.3	0.9%	77.5	75.6	2.5%
Industrials and Petrochemicals	23.0	20.8	10.6%	22.5	20.9	7.7%
LPG and Propane	16.0	15.6	2.6%	15.3	16.4	(6.7%)
Crude Oil	5.2	16.7	(68.9%)	6.4	9.6	(33.3%)
Fuel Oil	0.9	7.4	(87.8%)	2.0	9.0	(77.8%)
Total Local Volumes	396.1	400.7	(1.1%)	392.8	391.6	0.3%

Export Sales Volume - mboed	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Crude Oil	402.5	380.4	5.8%	402.2	383.2	5.0%
Products	127.9	115.9	10.4%	121.6	107.2	13.4%
Natural Gas*	1.2	0.8	50.0%	1.4	1.3	7.7%
Total Export Volumes	531.6	497.1	6.9%	525.2	491.7	6.8%

Total Sales Volumes	927.7	897.8	3.3%	918.0	883.3	3.9%

*Natural gas exports correspond to local sales of Ecopetrol America Inc.

Local sales (43%): A decrease versus 3Q18, primarily due to:

•	Lower fuel oil sales due to fulfillment of domestic sales agreement as of March 2019.
•	Lower sales of crude oils to third parties due to termination of the agreement in the domestic market and allocation of crude for throughput of the Barrancabermeja and Cartagena refineries.
•	Higher gasoline sales due to economic growth and increased demand in the border region, given the decrease in the supply of Venezuelan gasoline.
•	Higher sales of medium distillates as a result of greater movement of freight to the inner part the country, increased air transportation and change in the bio-fuel blend to 2% from 12% in September 2019.

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International (57%): An increase versus 3Q18, primarily due to:

•	An increase in crude exports, primarily as a result of the commercial strategy of domestic purchases of crude from third parties.
•	Higher diesel exports given the lower allocation of production from the Cartagena Refinery to the local market, which was supplied by imported products.

Table 3: Export Destinations – Ecopetrol Group

Crudes - mboed	3Q 2019	3Q 2018	% Share	9M 2019	9M 2018	% Share
Asia	232.4	171.4	57.7%	175.5	142.6	43.6%
U.S. Gulf Coast	123.5	125.3	30.7%	149.4	136.2	37.1%
Europe	21.6	21.2	5.4%	23.7	14.1	5.9%
Central America / Caribbean	13.7	11.5	3.4%	26.0	30.9	6.5%
Others	7.9	22.3	2.0%	4.6	19.8	1.1%
South America	3.1	10.0	0.8%	2.3	5.8	0.6%
U.S. West Coast	0.3	13.3	0.1%	9.7	28.2	2.4%
U.S. East Coast	0.0	5.4	0.0%	11.0	5.5	2.7%
Total	402.5	380.4	100.0%	402.2	383.1	100.0%

Products - mboed	3Q 2019	3Q 2018	% Share	9M 2019	9M 2018	% Share
U.S. East Coast	50.5	33.4	39.5%	45.0	25.0	37.0%
Central America / Caribbean	35.7	36.3	27.9%	35.7	27.6	29.3%
Asia	24.6	32.7	19.2%	21.5	25.5	17.7%
South America	10.6	7.9	8.3%	8.8	8.4	7.2%
U.S. Gulf Coast	6.4	5.1	5.0%	7.3	18.0	6.0%
Europe	0.0	0.1	0.0%	1.2	1.6	1.0%
U.S. West Coast	0.0	0.4	0.0%	2.2	1.1	1.8%
Others	0.0	0.0	0.0%	0.0	0.0	0.0%
Total	127.8	115.9	100.0%	121.7	107.2	100.0%

Note: Information is subject to subsequent change at the close of the quarter, as some destinations might be reclassified according to export results.

Exports

Crudes: In 3Q19, 88% of oil cargos were exported to Asia and the US Gulf Coast.

•	Asia: Increased its share vs. 3T 2018 due to the strategy focused on capturing commercial opportunities in China’s independent refining segment.
•	US Coasts: Decrease in the share vs. 3T 2018 of sales to the US in 3Q19 due to i) greater supply of Canadian crude oils and Maya crude at more discounted prices, and ii) Ecopetrol’s initiative to concentrate its exports on developing higher-value Asia markets.
•	Central America /Caribbean: Share remained vs. 3T 2018 given the blending with other crude flows in the Atlantic basin made by the purchasers.

Refined Products: In 3Q19, 87% of product cargos were exported to Asia, the US East Coast and Central America.

•	US East Coast: Increased its share vs. 3T 2018 largely due to i) higher exports of ultra-low sulfur diesel (ULSD) given greater product availability, and increased demand after the closure of the Philadelphia Energy Solutions refinery - PES ii) higher volumes of fuel oil due to lower supply in the area given the imminent entry into force of the IMO 2020 regulation.
•	Asia: Lower share vs. 3T 2018 due to the re-allocation of fuel oil and coke deliveries from Asia to the US East Coast and South America, respectively.

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Prices and Spreads Performance

Table 4: Average Basket Prices and Spreads - Ecopetrol Group

USD/Bl	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Brent	62.0	75.8	(18.2%)	64.8	72.7	(10.9%)
Natural Gas Basket	22.9	21.7	5.5%	23.6	22.5	4.9%

Crude Oil Basket Spread	(5.0)	(8.4)	40.5%	(5.9)	(7.8)	24.4%
Crude Oil Basket	57.0	67.4	(15.4%)	58.9	64.9	(9.2%)
% Spread Crude Oil Basket vs. Brent	(8.1%)	(11.1%)	27.0%	(9.1%)	(10.7%)	15.0%

Products Basket Spread	6.6	5.5	20.0%	5.8	5.6	3.6%
Products Basket	68.6	81.3	(15.6%)	70.6	78.3	(9.8%)
% Spread Products Basket vs. Brent	10.6%	7.2%	47.2%	9.0%	7.7%	16.9%

Crudes: The spread on the crude oils basket was strengthened as a result of lower supplies of heavy crudes, as well as the commercial strategy of directing our crudes towards high-value markets.

Commercial strategy have been focused on positioning Castilla crude in Asian market, primarily among China’s independent refineries. The strategy also includes preserving sales to high-value customers in high-conversion refining markets, such as the US.

The better spreads and the positioning of our crudes are due to Ecopetrol’s efforts throughout the supply chain to ensure stable quality and delivery of its crudes to the market.

Refined Products: In 3Q19 the price of the products basket versus Brent strengthened over 3Q18, as a result of stronger diesel prices and better sales prices for asphalt.

Gas Natural: The price per barrel-equivalent was up versus 3Q18, due to the renewal of contracts as a result from the bidding process of natural gas from larger fields and incremental sales at higher sales prices than in 2018.

b)	Cost of Sales

Depreciation and amortization: Increase of 5.5% in 3Q19 versus 3Q18, was primarily due to the net effect of:

a)	Greater levels of investment associated with the results of the drilling campaign and an improved recovery factor from our fields.
b)	Higher average exchange rate with a negative effect on the depreciation cost of Subsidiaries using the US dollar as functional currency, given the peso’s devaluation against US dollar.
c)	The above factors were partially offset by the greater incorporation of reserves in 2018 versus 2017, yielding a lower depreciation rate.

Variable costs: Increase of 6.2% in 3Q19 versus 3Q18, largely as a result of:

a)	Higher cost of crude purchases, natural gas and refined products (COP +0.5 trillion), due to the net effect of:
•	Increased volumes purchased (COP +1.1 trillion, + 51.9 mboed) due to: i) greater purchases of domestic crudes (+ 27.4 mboed), ii) imports of diesel (+ 27.5 mboed) to supply the local market, and iii) lower purchase volumes of natural gas (- 3.0 mboed).
•	Decline in the average prices of domestic purchases and imports of crudes, refined products and natural gas (COP -1.3 trillion).
•	Higher average exchange rate on purchases (COP +0.7 trillion).

b)	Other minor changes totaling (COP -0.09 trillion).

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Table 5: Local Purchases and Imports – Ecopetrol Group

Local Purchases - mboed	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Crude Oil	196.1	152.3	28.8%	174.0	159.6	9.0%
Gas	3.0	6.0	(50.0%)	2.3	5.9	(61.0%)
Products	3.1	2.8	10.7%	3.1	3.1	0.0%
Diluent	0.3	0.6	(50.0%)	0.4	0.5	(20.0%)
Total	202.5	161.7	25.2%	179.8	169.1	6.3%

Imports - mboed	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Crude Oil	16.8	33.2	(49.4%)	28.9	38.5	(24.9%)
Products	65.1	41.8	55.7%	78.7	44.7	76.1%
Diluent	55.2	51.0	8.2%	53.8	50.4	6.7%
Total	137.1	126.0	8.8%	161.4	133.6	20.8%

Total	339.6	287.7	18.0%	341.2	302.7	12.7%

Fixed Costs: Increase of 5.0% in 3Q19 versus 3Q18, due primarily to:

a)	Higher costs of maintenance and contracted and services (COP +61 billion) due to greater operational activity as a result of: i) higher costs associated with incremental production, ii) commissioning of new wells, and iii) larger share in fields, among others.
b)	Higher labor costs (COP +47 billion), primarily a result of wage increases versus previous year and higher headcount.
c)	Other minor changes totaling (COP +3 billion).

c)	Operating and Exploratory Expenses

Operating and exploratory expenses in 3Q19 declined 33.6% compared to 3Q18, due to: i) lower exploratory expenses given the 3Q18 recognition of the expense of exploratory activity in Ecopetrol America LLC’s León 1 and 2 wells, and Hocol’s Bonifacio, Hurón and Payero wells, partially offset by ii) revenue recognized in 2018 given the reversal of the provision for resolution of the dispute related to the P135 project, iii) higher labor expenses due to wage increases versus the previous year and higher headcount, and iv) higher social investment expenses, among others.

d)	Financial (Non-Operating) Results

The change in financial expenses in 3Q19 versus 3Q18 corresponds to the net effect of:

a)	Higher spending due to the exchange rate difference (COP -251 billion), given the impact of the peso’s devaluation against the US dollar over the net liability position in dollars in 2019 versus a net asset position in dollars in 2018.
b)	The increase of financial interest on dollar-denominated debt due to the peso’s devaluation against the US dollar (COP -50 billion)
c)	Savings on the debt’s financial cost (COP +111 billion), associated primarily with loan prepayments made the previous year.
d)	Higher revenue due to the portfolio valuation, increased yields and other (COP +63 billion).

The effective tax rate for 3Q19 was 34.6%, versus 42.1% in 3Q18. The reduction occurred primarily due to better results at Ecopetrol America LLC., which is taxed at a 0% rate, and a reduction of 4% in the nominal tax rate as set in the Colombian Financing Law.

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2.	Statement of Financial Position

a)	Assets

Increase of 4.7% in assets in 3Q19 versus 2Q19, due largely to the net effect of:

a)	Increased property, plant and equipment, natural resources and intangibles (+COP 3.8 trillion) due to the net effect of: i) higher investment during the period, ii) the effect of the devaluation occurred during the third quarter over the conversion of assets from subsidiaries using a functional currency other than the Colombian peso, partially offset by iii) higher depreciation and amortization.
b)	Increase in other financial assets and cash equivalents (+COP 3.3 trillion), largely due to the combined effect of: i) cash flow generated from operations (+COP 9.3 trillion), ii) outflow of funds for investment
(-COP 3.2 trillion), iii) portfolio assets and others (+0.4 trillion), iv) payment of the last installment of dividends (-COP 2.7 trillion) to the Nation and non-controlling shareholders in the midstream segment (-COP 0.4 trillion), v) payment of principal and debt service (-COP 0.5 trillion), and vi) positive effect of the Colombian peso’s devaluation against the dollar (+COP 0.4 trillion). At the close of 3Q19 the cash composition was 58% in dollars and 42% in Colombian pesos.
c)	Increase of (+COP 0.5 trillion) in deferred taxes, generated primarily by differences in calculating the income provision between tax and accounting items.
d)	Reduction in trade accounts receivable (-COP 2.0 trillion), largely due to the payment received from the Fuel Prices Stabilization Fund (+COP 1.9 trillion).
e)	Other changes in assets (+COP 0.3 trillion).

Table 6: Cash Position – Ecopetrol Group

Billion (COP)	3Q 2019	3Q 2018	9M 2019	9M 2018
Initial cash and cash equivalents	5,524	6,337	6,312	7,946
(+) Cash flow from operations	9,309	8,554	20,147	17,868
(-) CAPEX	(3,213)	(2,161)	(7,354)	(5,113)
(+/-) Investment portfolio movement	459	(1,485)	1,442	(4,376)
(+) Other investment activities	115	42	426	347
(-) Borrowings and interest payments	(452)	(2,526)	(2,262)	(5,255)
(-) Dividend payments	(3,082)	(1,832)	(10,057)	(4,287)
(+/-) Exchange difference (cash impact)	401	192	407	(9)
Final cash and cash equivalents	9,061	7,121	9,061	7,121
Investment portfolio	6,906	10,931	6,906	10,931
Total cash	15,967	18,052	15,967	18,052

Note: Cash corresponds to available funds in the form of cash and cash equivalents and investments in financial securities, regardless of maturity.

b)	Liabilities and Equity

Increase of 2.1% in 3Q19 versus 2Q19, generated by:

a)	Increased in the line loans and financing (+COP 2.9 trillion), primarily due to the effect of the Colombian peso’s devaluation against the dollar and its impact on dollar debt, whose exchange effect is recognized in other comprehensive income, under equity, given the application of hedge accounting. As of September 30, 2019, the Group’s debt was COP 40.4 trillion, 90% of which is denominated in foreign currency (USD) and 10% in domestic currency (COP).
b)	Increase in taxes payable (+COP 0.6 trillion) associated with the quarter’s improved results.
c)	Lower accounts payable (-COP 2.0 trillion) due to the combined effect of i) payment of the latest installment of dividends to the Nation (-COP 2.7 trillion), as decreed by the general shareholders meeting on 2018 profits, and ii) higher accounts payable to suppliers.
d)	Other changes in liabilities (-COP 0.1 trillion).

Net equity increased 7.8% in 3Q19 versus 2Q19, as a result of the combined effect of: i) quarterly earnings, ii) the increase by conversion of assets and liabilities of subsidiaries with functional currency different from the Colombian peso, due to the peso’s devaluation against the US dollar, and iii) the results of the exchange rate difference on US dollar debt used as hedging instrument for cash flow and net investment, also given the peso’s devaluation against the US dollar.

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3.	Mergers and Acquisitions (M&A)

Joint Venture with Occidental Petroleum Corporation

On July 2019, we announced a joint venture (JV) with Occidental Petroleum Corporation in order to execute a plan to developing unconventional resources in the Midland of the Permian Basin in the state of Texas (USA).

At the close of the transaction, estimated before the end of 2019, the JV would allow the company to incorporate proven reserves (1P) of around 160 million barrels of oil equivalent, contributing to Ecopetrol's growth and financial sustainability.

Likewise, this alliance would enable Ecopetrol’s Group to increase production progressively until 2027, when an estimated of 95 thousand barrels equivalent per day net production would be achieved by Ecopetrol in the JV.

This business will contribute to the diversification of the portfolio thanks to the incorporation of short-cycle assets. It also allows increasing the participation of light crudes, close to 40 API degrees on average, to balance the production matrix of the Ecopetrol’s Group, currently concentrated in heavy crudes.

The JV will also allow Ecopetrol to strengthen its knowledge in the evaluation, development and exploitation of unconventional resources. The alliance contemplates a strong knowledge and technology transfer component given Ecopetrol’s workers will participate directly in the activities in the US that has successfully developed such technology.

For this partnership, which marks a new milestone in the relationship of more than 40 years between the two companies, Occidental will have 51% of the JV, will contribute its experience as an operator and about 97,000 acres to be developed in an area with high potential in hydrocarbons in the Permian Midland.

Ecopetrol will have a 49% stake and will make a 50% upfront payment at the close of the transaction and the remaining 50% in carry (deferred investment over time in activities contemplated in the development plan in the next 3 to 4 years). During the carry period, Ecopetrol will pay 75% of Occidental's share of the JV's investments.

Operation progress: Currently, there are 2 rigs operating in Midland Basin and we expect to have 4 rigs operating in 2020. To date, 2 wells have reached total depth (TD); completion of these 2 wells is expected to start in November.

30% acquisition of Gato do Mato discovery

Ecopetrol Óleo e Gás do Brasil Ltda. has entered into an agreement with Shell Brasil Petróleo Ltda. to acquire 30% of the interests, rights and obligations in two areas corresponding to the BM-S-54 Concession Agreement and the Sul de Gato do Mato Shared Production Agreement, located offshore in Brazil’s Santos basin, in the so-called Pre-Salt, where a hydrocarbon deposit known as “Gato do Mato” was discovered.

Under this agreement, Shell will reduce its stake from 80% to 50% and continue as operator, while the French company Total will retain the remaining 20%. In addition to these oil companies, the Brazilian government also participates in the Shared Production Agreement, through Pré-Sal Petróleo S.A. (PPSA). After discounting this share, the consortium will proportionally maintain the above percentages.

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Three wells that have discovered light hydrocarbons have been drilled in these two blocks. The consortium will continue executing activities and operations in order to initiate production in coming years.

According to Ecopetrol’s estimates, the company could incorporate some 90 million barrels of crude in contingent resources from 2020, which will be gradually added to its balance of reserves. Ecopetrol also estimates that its share of production could go to a maximum of 20,000 barrels per day of crude in 2025.

This agreement is in line with the company’s strategy of capital discipline and sustainable growth in reserves and production. The Gato do Mato stake will add to our current position at Pau-Brasil and Saturno blocks. With this agreement, Ecopetrol deepen its strategic position in the Santos basin in Brazil.

The agreement signed by Ecopetrol Óleo e Gás do Brasil Ltda. and Shell Brasil Petróleo Ltda. is subject to the respective approvals of assignment to Ecopetrol by Brazil’s Ministry of Mines and Energy, the country’s National Agency of Petroleum, Natural Gas and Biofuels and other customary transaction conditions.

4.	Results by Business Segment

a)	UPSTREAM

EXPLORATION

In 3Q19 we completed the drilling of three exploratory wells, for a total of 13 year to date, exceeding the goal of 12 set for 2019.

•	The Flamencos-1 well, located in the Middle Magdalena Valley basin, confirmed the presence of hydrocarbons. The discovery was recorded at a depth of 8,561 feed (2,620 meters). From the initial production tests in the La Paz formation, a flow of 600 barrels of oil per day of light crude oil of 30º API was obtained. The production unit is the same as for the Cantagallo and Las Garzas fields, and Flamenco’s proximity to those receiving stations and to the Barrancabermeja refinery will afford a competitive and operational advantage.
•	The Boranda-3 well, located in the Middle Magdalena Valley, is in the evaluation stage after having completed initial production testing.
•	The Hocol subsidiary drilled the Bullerengue SW-1 well, located in the Lower Magdalena Valley (Sinú-San Jacinto sub basin), which is currently under evaluation.

Additionally, during this period we confirmed the presence of hydrocarbons in the Cosecha CW-1-ST-1 well in the Llanos Orientales basin, which is under extensive production testing at the Cretaceous, with an average rate of 2,727 barrels of oil per day of light crude of 36.7 API.

In sum, during the first nine months of the year, five successful wells have been drilled: Jaspe-8, Andina Norte-1, Cosecha CW-1-ST-1, Boranda-2 ST and Flamencos-1, discoveries that fall within the Near Field exploration strategy, which consists in identifying and testing opportunities near already existing fields and infrastructure.

Regarding seismic activities, we obtained the permits for the acquisition of 2,000 km² of 3D seismic in the Col-5 block of the Colombian offshore.

With respect to acquiring new exploratory areas, Ecopetrol is evaluating to participate in the upcoming Round 6 and in the Transfer of Rights Round of the Brazilian National Oil Agency (ANP) in Brazil, and in Cycle 2 of the Permanent Area Assignment Process (PPAA) of the National Hydrocarbon Agency (ANH) of Colombia.

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Table 7: Exploratory Wells Breakdown – Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date (dd/mm/yyyy)
1	First	Jaspe-8	A1	Quifa	Llanos Orientales	FRONTERA (70%) ECP (30%)	Successful	14//01/2019
2	First	Cira 7000 ST	A2C	La Cira Infantas	Valle Medio del Magdalena	OXY (52%) ECP (48%)	Dry	27/01/2019
3	First	Provenza-1	A3	CPO-8	Llanos Orientales	ECP (100%)	Dry	5/03/2019
4	First	Mamey West-1	A2C	Samán	Valle Inferior del Magdalena	Hocol (100%)	Dry	5/03/2019
5	Second	Andina Norte-1	A3	Capachos	Llanos Orientales	Parex (50%) ECP (50%)	Successful	3/05/2019
6	Second	Pastora Sur-1	A3	Chipiron	Llanos Orientales	Oxy (70%) ECP /30%)	Dry	19/05/2019
7	Second	Boranda-2 ST	A1	Playón	Valle Medio del Magdalena	Parex (50%) ECP (50%)	Successful	21/05/2019
8	Second	Cosecha CW-01	A3	Cosecha	Llanos Orientales	Oxy (70%) ECP /30%)	Dry	26/05/2019
9	Second	Cosecha CW-01-ST-1	A3	Cosecha	Llanos Orientales	Oxy (70%) ECP /30%)	Successful	9/06/2019
10	Second	Habanero-1	A3	Fortuna	Valle Medio del Magdalena	Parex (80%) ECP (20%)	Under Evaluation	11/06/2019
11	Third	Bullerengue SW-1	A1	SSJN-1	Sinu-San Jacinto	Lewis (50%) Hocol (50%)	Under Evaluation	4/08/2019
12	Third	Boranda-3	A2B	Playón	Valle Medio del Magdalena	Parex (50%) ECP (50%)	Under Evaluation	26/08/2019
13	Third	Flamencos-1	A3	VMM	Valle Medio del Magdalena	ECP (100%)	Successful	27/08/2019

PRODUCTION

In 3Q19 the Ecopetrol Group’s average production was 720 mboed, while from January to September 2019 it was 723 mboed. Compared to 3Q18, 3Q19 production is down 0.7%, while versus 2Q19 is down 0.5%. Although production is within the range of the target, 3Q19 saw an impact on production of -8.4 mboed due to external events. Such events included the closure of the Caño Limón, Gibraltar and Tibú fields as a result of attacks on the Caño Limón Coveñas oil pipeline and other public security events. There was also electrical outages caused by the rainy weather in the Llanos Orientales, affecting the Castilla, Chichimene and Rubiales fields.

Late September we had the production of the first incremental barrels of the Apiay project and the start of the commissioning and stabilization phase of the NGL plant at Cupiagua. These projects, together with the positive results expected at the Rubiales and Caño Limón fields, will keep 2019 production in the range of 720–730 mboed, as provided in the plan.

Ecopetrol Group subsidiaries in the upstream segment contributed 59 mboed in 3Q2019, increasing 0.9 mboed versus the same period in 2018, leveraged primarily by the positive results of Ecopetrol America LLC.

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To date, 464 wells have been drilled and completed, 157 of which correspond to activity executed during 3Q19, with average occupation of 41 rigs.

Table 8: Gross Production* - Ecopetrol Group

Production - mboed	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Crude Oil	543.1	551.9	(1.6%)	548.3	545.5	0.5%
Natural Gas	117.6	114.6	2.6%	114.6	111.9	2.4%
Total Ecopetrol S.A.	660.7	666.5	(0.9%)	662.9	657.4	0.8%
Crude Oil	20.6	21.6	(4.6%)	20.8	20.7	0.5%
Natural Gas	8.6	7.2	19.4%	8.6	7.1	21.1%
Total Hocol	29.2	28.8	1.4%	29.4	27.8	5.8%
Crude Oil	7.9	8.8	(10.2%)	8.1	9.1	(11.0%)
Natural Gas	5.0	4.9	2.0%	5.0	5.0	0.0%
Total Equion**	12.9	13.7	(5.8%)	13.1	14.1	(7.1%)
Crude Oil	3.5	3.9	(10.3%)	3.6	3.9	(7.7%)
Natural Gas	1.3	1.4	(7.1%)	1.2	1.1	9.1%
Total Savia**	4.8	5.3	(9.4%)	4.8	5.0	(4.0%)
Crude Oil	10.3	8.4	22.6%	11.4	9.7	17.5%
Natural Gas	1.6	1.7	(5.9%)	1.8	1.9	(5.3%)
Total Ecopetrol America	11.9	10.1	17.8%	13.2	11.6	13.8%
Crude Oil	585.4	594.6	(1.5%)	592.2	588.9	0.6%
Natural Gas	134.1	129.8	3.3%	131.2	127.0	3.3%
Total Ecopetrol Group	719.5	724.4	(0.7%)	723.4	715.9	1.0%

* Gross production includes royalties and is prorated for Ecopetrol’s share in each company.

** Equion and Savia are included in the Financial Statements through the equity method.

Note: Natural gas production includes white products.

Recovery Program

Currently, the fields where pilot tests and projects to increase the recovery factor are underway contribute 30% of the Group’s daily production.

At the close of 3Q19, four projects had evolved to the execution stage and two to the maturity stage, and therefore there are 12 projects in execution, 11 in maturation and 10 pilots. The water injection projects that have progressed to the execution stage are Las Monas, Akacias, La Cira Zone C and Caño Limón. The developments that have entered the maturing stage for expanding improved recovery through water injection are Galán and Yaguará.

Lifting and Dilution Cost

Table 9: Lifting and Dilution Cost - Ecopetrol Group

USD/Bl	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)	% USD
Lifting Cost*	8.53	8.74	(2.4%)	8.79	8.45	4.0%	17.0%
Dilution Cost**	4.00	4.85	(17.5%)	4.32	4.65	(7.1%)	100.0%

* Calculated based on barrels produced without royalties

** Calculated based on barrels sold

The increase of 0.34 USD/bl observed in lifting cost between the accumulated as of September 2019 and the same period in 2018 is largely due to the following:

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Cost Effect (+1.53 USD/bl):

•	Higher energy consumption due to: i) an increase of approximately 16% in the non-regulated energy rate due to the effect of the El Niño Phenomenon and the non-entry of Hidroituango, ii) increased barrels of production and injection water, iii) increased number of wells drilled, partially mitigated by 0.09 USD/bl in consumption optimization efficiencies, demand planning and optimization of the energy matrix.
•	Greater execution cost in subsoil maintenance due to the higher number and complexity of interventions and well services.
•	Higher labor cost, due to increased headcount required for a larger activity.
•	Increase in contracted services in the association contracts.

Exchange rate effect (-1.08 USD/bl): higher exchange rate of +353.59 pesos/US dollar when re-stating Colombian pesos into US dollars.

Volume effect (-0.11 USD/bl): lower cost due to increased production versus last year.

Lifting cost fell slightly versus 2Q19, due largely to the decline in well interventions in some fields located in the Meta region.

Dilution Cost

Decrease in the year-to-date dilution cost, due to the lower purchase price of naphtha (-13 USD/bl). Also, we continued the strategy of optimizing diluent by transporting at maximum possible viscosity, as reflected in the dilution factor of 14.76% as of September 2019.

Financial Results for the Segment

Table 10: Profit and Loss Statement – Upstream

Billion (COP)	3Q 2019	3Q 2018	∆ ($)	∆ (%)	9M 2019	9M 2018	∆ ($)	∆ (%)
Total revenue	13,260	14,285	(1,025)	(7.2%)	38,389	36,654	1,735	4.7%
Depreciation, amortization and depletion	1,522	1,451	71	4.9%	4,288	3,961	327	8.3%
Variable costs	5,422	5,722	(300)	(5.2%)	15,131	13,248	1,883	14.2%
Fixed costs	2,417	2,044	373	18.2%	7,106	6,163	943	15.3%
Total cost of sales	9,361	9,217	144	1.6%	26,525	23,372	3,153	13.5%
Gross income	3,899	5,068	(1,169)	(23.1%)	11,864	13,282	(1,418)	(10.7%)
Operating and exploratory expenses	559	1,339	(780)	(58.3%)	1,615	2,100	(485)	(23.1%)
Operating income	3,340	3,729	(389)	(10.4%)	10,249	11,182	(933)	(8.3%)
Financial result, net	(480)	(143)	(337)	235.7%	(314)	(660)	346	(52.4%)
Share of profit of companies	50	51	(1)	(2.0%)	154	215	(61)	(28.4%)
Income before income tax	2,910	3,637	(727)	(20.0%)	10,089	10,737	(648)	(6.0%)
Provision for income tax	(1,013)	(1,565)	552	(35.3%)	(3,365)	(4,123)	758	(18.4%)
Net income consolidated	1,897	2,072	(175)	(8.4%)	6,724	6,614	110	1.7%
Non-controlling interest	15	15	0	0.0%	44	44	0	0.0%
Net income attributable to owners of Ecopetrol	1,912	2,087	(175)	(8.4%)	6,768	6,658	110	1.7%

EBITDA	5,010	5,335	(325)	(6.1%)	14,979	15,602	(623)	(4.0%)
EBITDA Margin	37.8%	37.3%	-	0.5%	39.0%	42.6%	-	(3.6%)

3Q19 revenue declined versus 3Q18, primarily due to: i) lower prices in the average weighted crude oil basket, ii) lower production volumes due to public security events, primarily in the Caño Limón, Tibú and Gibraltar fields, partially offset by: iii) greater volumes of crude sales to third parties associated with higher levels of purchases, iv) higher volumes of sales of natural gas and services to third parties, v) increased average exchange rate on revenue, and vi) better crude spreads versus Brent.

The cost of sales in 3Q19 increased versus 3Q18 due to the combined effect of: i) higher transport costs associated to the increase in the reversion cycles to allow for the moving of crude from the Caño Limón field through the Bicentenario oil pipeline, ii) higher purchase volumes of crude oil from third parties, and iii) higher operating costs on subsoil activities: increased well work, increased recording and integrity activities, and greater number of contracted services related to well interventions. The above was partially offset by lower purchase prices, in line with the behavior of international hydrocarbon prices.

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Operational and exploratory expenses in 3Q19 declined versus 3Q18, primarily as a result of recognition of the exploratory activity expense on Ecopetrol America LLC’s León 1 and 2 wells and Hocol’s Bonifacio, Hurón and Payero wells the previous year.

Net financial income (non-operational) for 3Q19 versus 3Q18 reflects the effect of greater exchange rate exposure resulting from the Colombian peso’s devaluation against the U.S. dollar and its effect on the segment’s net dollar position.

b)	MIDSTREAM

Volumes

Table 11: Volumes Transported – Midstream

mbd	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Crude Oil	883.9	849.0	4.1%	880.9	829.0	6.3%
Products	277.0	277.1	(0.0%)	272.2	274.0	(0.7%)
Total	1,160.9	1,126.1	3.1%	1,153.1	1,103.0	4.5%

Crude: In 3Q19 crude volumes transported increased 4.1% versus 3Q18 due to: i) increased national production, and (ii) largest local purchases of third-party crude for refineries. We also achieved higher levels of transport by oil pipeline due to: i) the commercial efforts to boost the transport by pipeline instead of by truck, and ii) crude injection at the Acordeonero field in Ayacucho. In September, Ocensa achieved a historic record of the highest daily pumping, at 751 mbod (September 28, 2019) and a monthly average of 704 mbod.

The third quarter saw 27 attacks on infrastructure, 56% more than in 3Q18. Moreover, the installation of illegal valves for crude increased 32%, while for refined products remained constant.

During the quarter, 17 reversion cycles were carried out, with 4.4 million barrels moved, versus five cycles with 1.1 million barrels in 2018, including a higher production from the Arauca fields (+7.5 mbod), which also had to be transported in a contingent way.

Refined Products: During the quarter, the same quantity of refined products was transported as in 3Q18 due to the combined effect of: i) higher demand in the border region, and ii) less transport from the Barrancabermeja Refinery, due to the fact that in 2018 larger volumes were transported due to the building of inventories.

Looking for a safest and efficient operation as well as for ensuring fuel supply to the country’s western region, we highlight the following milestones during the quarter: i) commissioning of the Chinchiná-Pereira bypass of the Salgar – Cartago – Yumbo polyduct, ii) the installation of flexible pipeline in the Copacabana sector of the Sebastopol-Yumbo polyduct, two projects that mitigate the landslide integrity risk, and iii) the use of the Buenaventura port to provide for the continuous supply of fuels to the country’s southwestern region, thanks to the redesign of the supply chain.

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Cost per Barrel Transported

Table 12: Cost per Transported Barrel – Midstream

USD/Bl	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)	% USD
Cost per Transported Barrel	3.04	3.26	(6.7%)	3.01	3.18	(5.3%)	0.0%

Decrease of 0.17 USD/bl in the accumulated cost as of September 2019 versus the same period in 2018, as a result of:

Cost Effect (+0.34 USD/bl):

•	Additional costs and expenses to address damage caused by third parties.
•	Higher depreciation associated with the revised useful life of the infrastructure.
•	Increased regulated energy rates.

Volume Effect (-0.13 USD/bl): Lower cost per barrel for additional volumes transported versus 2018 associated with higher production.

Exchange rate effect (-0.38 USD/bl): higher exchange rate of +353.59 pesos/ US dollars when re-stating Colombian pesos into US dollars.

Financial Results of the Segment

Table 13: Income Statement – Midstream

Billion (COP)	3Q 2019	3Q 2018	∆ ($)	∆ (%)	9M 2019	9M 2018	∆ ($)	∆ (%)
Total revenue	3,455	2,558	897	35.1%	9,719	8,170	1,549	19.0%
Depreciation, amortization and depletion	315	289	26	9.0%	918	846	72	8.5%
Variable costs	179	156	23	14.7%	520	440	80	18.2%
Fixed costs	394	418	(24)	(5.7%)	1,130	1,096	34	3.1%
Total cost of sales	888	863	25	2.9%	2,568	2,382	186	7.8%
Gross income	2,567	1,695	872	51.4%	7,151	5,788	1,363	23.5%
Operating expenses	208	28	180	642.9%	389	289	100	34.6%
Operating income	2,359	1,667	692	41.5%	6,762	5,499	1,263	23.0%
Financial result, net	397	(33)	430	(1,303.0%)	44	(350)	394	(112.6%)
Share of profit of companies	1	0	1	-	2	1	1	100.0%
Income before income tax	2,757	1,634	1,123	68.7%	6,808	5,150	1,658	32.2%
Provision for income tax	(903)	(623)	(280)	44.9%	(2,255)	(1,946)	(309)	15.9%
Net income consolidated	1,854	1,011	843	83.4%	4,553	3,204	1,349	42.1%
Non-controlling interest	(354)	(247)	(107)	43.3%	(978)	(727)	(251)	34.5%
Net income attributable to owners of Ecopetrol	1,500	764	736	96.3%	3,575	2,477	1,098	44.3%

EBITDA	2,721	1,976	745	37.7%	7,795	6,421	1,374	21.4%
EBITDA Margin	78.8%	77.2%	-	1.6%	80.2%	78.6%	-	1.6%

3Q19 revenue increased over 3Q18 due primarily to: i) higher volumes of crude transported associated with increased national production and the commercial management efforts carried out on the unloading platforms to reduce kilometers transported in tanker cars and increase transport by pipeline, and ii) higher average exchange rate versus the comparison period.

The 3Q19 cost of sales rose versus 3Q18 as a result of: i) higher consumption of materials and supplies to address transport services, associated with higher transported volumes, ii) increased energy costs consistent with higher market rates, and iii) higher depreciation and amortization as a consequence of the change in the useful lives of some systems, resulting from the update carried out in late 2018.

3Q19 operating expenses rose versus 3Q18 as a result of the one-off recovery of the provision related to the dispute around P135 project in 3Q18, which was finalized by means of an agreement between the parties.

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Net financial (non-operational) income in 3Q19 versus 3Q18 reflects the effect of higher exchange rate exposure as a result of the Colombian peso’s devaluation against the U.S. dollar and its effect on the segment’s net asset position in dollars.

c)	DOWNSTREAM

Cartagena Refinery

Table 14: Throughput, Utilization Factor, Production and Refining Margin– Cartagena Refinery

Cartagena Refinery	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Throughput* (mbod)	160.5	157.6	1.8%	154.9	151.7	2.1%
Utilization Factor (%)	88.3%	92.4%	(4.4%)	86.2%	89.4%	(3.6%)
Production (mbod)	155.3	152.3	2.0%	149.3	147.2	1.4%
Gross Margin (USD/Bl)	8.4	12.1	(30.6%)	8.7	11.6	(25.0%)

* Corresponds to volumes effectively loaded, not received

In 3Q19 the refinery achieved throughput of 160.5 mbod, the best quarterly result since its commissioning, and in September it achieved its highest throughput of the year, with 160.9 mbod. During this quarter the throughput of domestic crude rose to 88%, with 12% imported crude, versus 80% domestic crude and 20% imported in 3Q18.

This increase in the proportion of domestic crudes significantly benefited the cost of the refinery’s diet, offsetting the higher prices of heavy and medium crudes in the international market.

In 3Q19, the utilization factor declined 4.4% versus the same quarter in 2018, mainly due to unscheduled operational events in both the Alkylation Unit and the Diesel Hydrotreating Unit. These events have now been corrected, and reliability has been ensured.

In 3Q19, gross refining margin strengthened 1.8 USD/bl vs 2Q19, to 8.4 USD/bl. During the year the international market environment for the refining segment has been weaker versus 2018, especially in refined products such as full-range naphtha and gasoline, which presented margin declines of -6.6 USD/bl and -2.3 USD/bl, respectively, and in the cost of the crude diet, which strengthened +1.4 USD/bl. These factors, added to certain operational events, have affected the refining gross margin results.

Barrancabermeja Refinery

Table 15: Throughput, Utilization Factor, Production and Refining Margin – Barrancabermeja Refinery

Barrancabermeja Refinery	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Throughput* (mbod)	228.0	222.7	2.4%	217.5	219.6	(1.0%)
Utilization Factor (%)	85.3%	85.8%	(0.6%)	82.1%	86.1%	(4.7%)
Production (mbod)	233.0	226.3	3.0%	220.1	222.2	(0.9%)
Gross Margin (USD/Bl)	11.5	13.9	(17.3%)	10.8	12.1	(10.7%)

* Corresponds to volumes actually loaded, not received

In 3Q19, the refinery maintained stable operating performance. It achieved throughput of 228 mbod, in line with the figure reported for 2Q19. Moreover, throughput increased in 5.3 mbod versus 3Q18 as a result of the commercial strategy of third party purchases, which allowed to take advantage of the greater availability of national light and intermediate crude.

In 3Q19 scheduled maintenance took place at the Alkylation, Aromatics and Acid Units; the utilization factor remained at levels of 85.3% during the quarter.

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The refinery’s positive operational performance in 3Q19 allowed it to increase the yields of gasolines and medium distillates, favoring the gross refining margin versus the previous quarter (+1.2 USD/bl). Compared to 2018, the international market for the refining segment remains weaker in refined products, such as USGC naphtha and gasoline, which have shown declines in margins of -7.2 USD/bl and -2.3 USD/bl, respectively; and the cost of the crude diet has strengthened by +1.6 USD/bl. These factors have affected gross refining margin results despite the positive operating performance, which favored higher yields for medium distillates.

Refining Cash Cost

Table 16: Cash Cost of Refining* – Downstream

USD/Bl	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)	% USD
Refining Cash Cost	4.21	4.80	(12.3%)	4.55	4.82	(5.6%)	9.8%

* Includes the Barrancabermeja and Cartagena refineries and Esenttia

As of September 30, 2019, the cash cost declined -0.27 USD/bl versus the same period in 2018, explained by:

Cost Effect (+ 0.30 USD/bl): Higher cost of fuels (gas) and industrial services.

Volume Effect (- 0.03 USD/bl): Higher throughput of crude at the Cartagena Refinery (+ 3.2 mbod),

Exchange Rate Effect (- 0.54 USD/bl): higher exchange rate of +353.59 pesos/US dollar when re-stating Colombian pesos into U.S. dollars.

Financial Results of the Segment

Table 17: Income Statement – Downstream

Billion (COP)	3Q 2019	3Q 2018	∆ ($)	∆ (%)	9M 2019	9M 2018	∆ ($)	∆ (%)
Total revenue	9,951	9,803	148	1.5%	28,728	26,809	1,919	7.2%
Depreciation and amortization	329	313	16	5.1%	983	916	67	7.3%
Variable costs	8,762	8,519	243	2.9%	25,660	23,288	2,372	10.2%
Fixed costs	545	479	66	13.8%	1,502	1,383	119	8.6%
Total cost of sales	9,636	9,311	325	3.5%	28,145	25,587	2,558	10.0%
Gross income	315	492	(177)	(36.0%)	583	1,222	(639)	(52.3%)
Operating expenses	302	236	66	28.0%	886	686	200	29.2%
Operating income (loss)	13	256	(243)	(94.9%)	(303)	536	(839)	(156.5%)
Financial result, net	(566)	(344)	(222)	64.5%	(1,114)	(698)	(416)	59.6%
Share of profit of companies	5	6	(1)	(16.7%)	12	22	(10)	(45.5%)
Loss before income tax	(548)	(82)	(466)	568.3%	(1,405)	(140)	(1,265)	903.6%
Provision for income tax	147	6	141	2,350.0%	305	(87)	392	(450.6%)
Consolidated net loss	(401)	(76)	(325)	427.6%	(1,100)	(227)	(873)	384.6%

EBITDA	539	686	(147)	(21.4%)	1,121	1,733	(612)	(35.3%)
EBITDA Margin	5.4%	7.0%	-	(1.6%)	3.9%	6.5%	-	(2.6%)

3Q19 revenue increased versus 3Q18, primarily due to: i) higher volumes of diesel exports, given the better economic returns of these volumes in the international market, and ii) the positive exchange rate effect. These factors were offset by the negative effect of lower prices on the basket of products, given the decline in international benchmarks.

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Cost of sales increased in 3Q19 versus 3Q18, primarily due to i) the increase in diesel imports for supplying the domestic market and making blendings to comply quality specifications at the Barrancabermeja Refinery, ii) higher crude purchases associated with increased throughput at the refineries, iii) the negative effect of the increased exchange rate, and iv) the strengthening of crude spreads vs. Brent, which was partially offset by a lower Brent price, in line with the behavior of international prices.

Operating expenses increased in 3Q19 versus 3Q18, largely due to the effect of maintenance associated with the unscheduled operating event at the Alkylation Unit at the Cartagena Refinery.

Financial (non-operating) income in 3Q19 versus 3Q18 showed higher expenses due to the exchange rate difference associated with greater devaluation of the peso exchange rate against the US dollar in 3Q19 vs 3Q18 on the segment’s dollar position.

5.	Efficiency Initiatives

Table 18: Main Structural Saving Initiatives - Ecopetrol Group

Billion (COP)	3Q 2019	3Q 2018	9M 2019	9M 2018
Optimization of drilling costs and facilities construction	448.5	387.4	984.4	636.7
Improvement of the commercial strategy	132.6	78.2	270.0	127.0
Improvement in refineries revenues/margins	138.7	211.7	226.1	394.4
Reduction of O&M Midstream costs	39.9	60.5	93.5	89.8
Energy strategy - Surplus sales - Cost optimization	30.6	47.6	77.2	92.1
Savings on staff, logistics and other areas	9.8	17.6	37.5	32.4
Reduction of deferred production	31.9	6.9	44.6	253.2
Operating optimization	(18.4)	36.6	17.3	60.6
Refining cash cost optimization	0.0	14.4	0.0	30.6
Dilution and evacuation of heavy and extra heavy crude oil	(33.5)	37.7	(12.8)	63.3
Total	780.0	898.6	1,737.8	1,780.1

At the close of September, year-to-date efficiencies were at COP 1.74 trillion pesos, leveraged primarily by: i) drilling, completion and facilities-construction initiatives, which were focused on ensuring the profitability of investments in development, ii) commercial operations, and iii) higher production of medium distillates and gasolines at the refineries, oriented toward increased revenues and/or margins for both operations. These three major levers contributed 85% of total efficiencies during the period (COP 1.48 trillion). The difference compared to 2018, are associated with greater activity of the period both in maintenance interventions for completed operation cycles, as well as in progress in investment projects.

6.	Investments

Table 19: Investments January to September 2019 – Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	% Share
Production	1,526	132	1,658	71.6%
Downstream	121	111	232	10.0%
Exploration	78	151	229	9.9%
Midstream*	1	157	158	6.8%
Corporate	40	0	40	1.7%
Total	1,766	551	2,317	100.0%

* Includes total investments of each company of the Ecopetrol Group (Ecopetrol S.A. stake and non-controlling interest)

The Ecopetrol Group executed investments totaling USD 924 million in 3Q19 and as of September USD 2,317 million. The above represents an increase of 29% in the accumulated investment versus the same period in 2018. Execution to date shows savings of USD -24 million due to the exchange rate and USD -42 million in tax benefits.

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Further, 81% of the investment executed in the year’s third quarter remained concentrated in the Upstream segment, in line with the business group’s strategic growth priorities.

Production: The Ecopetrol drilling campaign was concentrated in the fields of Castilla, Rubiales, Apiay, La Cira Infantas, Casabe, Yariguí-Cantagallo, Tisquirama and Llanito. In the subsidiaries, investment continues to be led by Ecopetrol America LLC and Hocol. To date, 464 development wells have been drilled and 310 capitalizable workovers completed.

Another notable fact is the continuing maturing of projects that contribute to the company’s growth. Specifically, the year’s third quarter saw approval of the start of execution for projects in the Rubiales, Área Sur and Caño Limón fields totaling more than USD 300 million and 100 wells, in addition to approval of a workover campaign to increase production in the Castilla field.

Exploration: Investments in exploration have resulted in the drilling of 13 wells. To date, 2D and 3D seismics have been acquired for 173,344 km in Brazil and Mexico. In addition, in July a payment was made of approximately USD 90 million to enter the Saturno block of the Santos basin in Brazil.

Refining, Petrochemicals and Biofuels: Execution of investments in operational continuity to maintain efficiency, reliability and integrity of operations at the Barrancabermeja and Reficar plants.

Transport: Operational continuity activities (major maintenance, mechanical repairs and geotechnical activities) in the various oil pipeline and poly-duct systems of Cenit and its subsidiaries.

III. Environmental, Social and Corporate Responsibility – Ecopetrol S.A.

1.	HSE Performance

Table 20: HSE (Health, Safety and Environmental) Performance

HSE Indicators*	3Q 2019	3Q 2018	9M 2019	9M 2018
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.55	0.51	0.57	0.59
Environmental incidents**	3	3	7	11

* The results of the indicators are subject to subsequent change at the close of the quarter because some accidents and incidents are reclassified according to the final results of the investigations. ** Environmental incidents are hydrocarbon spills greater than 1 barrel, with an environmental impact.

During 3Q19, no accidents occurred involving serious injury to individuals, nor process safety incidents affecting operational continuity. Compared with the previous year’s cutoff, safety incidents declined by 126 in medium and light processes (15%), which in turn reflects a decline in environmental impact.

2.	Environment and Social Investment, and Corporate Governance

Environment:

a)	Ecopetrol has been committed to reducing its Greenhouse Gas emissions by 20% by the year 2030, a goal in line with the commitment Colombia acquired in the 2015 Paris Agreement.

With a view to fulfilling the commitment of a 20% reduction in emissions by 2030, Ecopetrol has set a de-carbonization plan with specific actions to reduce emissions from fugitive sources and venting, reduced flaring, energy efficiency and renewable energy. It is also working on developing a portfolio of emission-offset initiatives based on activities such as reforestation and nature conservation, among other activities.

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Internationally, in December 2018 Ecopetrol joined the Climate and Clean Air Coalition, an initiative sponsored by the United Nations, which purpose is to reduce methane emissions, and is in the process of joining the Zero Routine Flaring by 2030 initiative, sponsored by the World Bank, to reduce natural gas flaring.

The solar farm in the Department of Meta was implemented in October, with an installed capacity of 21 MW, which will supply part of the energy required by some of the company’s operations in that region. Its operation will prevent the emission of over 154,000 tons of CO2 into the atmosphere in the next 15 years.

Likewise, on October 23, Ecopetrol ratified the commitment to Colombia's energy transition thanks to the allocation of 30 megawatts of energy, between solar and wind, in the renewable energy auction of the Energy Mining Planning Unit of Colombia.

b)	In 3Q19 Ecopetrol reused 21.8 million m3 of water, thanks to good water reuse and recycling practices at the Barrancabermeja and Cartagena refineries and at the La Cira Infantas, San Francisco, Chichimene and other production fields. Year to date as of September 2019, over 66 million m3 of water have been reused, up 4% compared to the same period in 2018.

c)	Additionally, in 3Q19, 139,000 m3 of treated production water were reused in agricultural and livestock activities in the Agro-Energy Sustainability Area (ASA) of Castilla field. Year to date 2019, over 465,000 m3 have been reused in these activities.

d)	Signing of the “Socioecological Planning in Ecopetrol’s Operational and Projected Areas, Contributing to a Transition Toward Sustainability” agreement with the Alexander Von Humboldt Biological Resources Research Institute. The alliance will benefit the regions of Magdalena Medio and Orinoquía, through the identification and use of plant resources for edible purposes, promoting the bioeconomy, trade, the development of expeditions and the strengthening of knowledge in biological diversity and its sustainable use.

Socio-Environmental Investment:

a)	In 3Q19 resources were allocated to socio-environmental investment projects, which form part of the Sustainable Development portfolio, totaling COP 32.07 billion. Investments year to date as of the third quarter of 2019 were COP 60.41 billion. For social investment, COP 55.44 billion were allocated, corresponding to: i) Strategic Investment (COP 52.69 billion); ii) Community Benefit Programs (COP 2.14 billion) and iii) Mandatory investment (COP 602 million); and for investment in Strategic Environmental Management, COP 4.97 billion.

b)	In Tax Projects, involving taxes for the 2017 fiscal year, seven projects were developed totaling COP 94 billion. Three of these projects were completed in the third quarter of 2019: i) School endowments in the city of Tumaco (Nariño); ii) School endowments in the city of Barbacoas (Nariño); and iii) Construction of urban road facilities in San Martín (Meta). The four (4) remaining projects correspond to road infrastructure that commenced execution in May 2019 and are in course.

Region:

a)	The local and regional relationship plan was implemented with institutions, government, NGOs, pre-candidates, academia and community leaders in the cities of Barrancabermeja and Puerto Wilches (Santander), as part of the Pilot Projects for Comprehensive Non-Conventional Deposits Research.

b)	Ecopetrol participated in workshops convened by the Colombian Ministry of Labor for the amendment of Decree 1668 of 2016, which contains special measures for the prioritization of local labor in areas influenced by the hydrocarbons sector.

c)	It initiated the phase of contacts with the Uwa (Asouwa) community, to generate dialog space and strengthen relationships of trust, promoting the identification of opportunities for the entry of new projects in the Sarare region.

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IV. Presentation of Results

Ecopetrol management will hold two online presentations to review 3Q19 results:

Spanish	English
October 30, 2019	October 30, 2019
8:00 a.m. Colombia	9:30 a.m. Colombia
9:00 a.m. New York	10:30 a.m. New York

Online streaming will be available on the Ecopetrol website: www.ecopetrol.com.co

The presentation via webcast will be available at the following links:

https://event.on24.com/wcc/r/2104281/3AD1B259354A60DA139521B483BFC956 (Spanish)

https://event.on24.com/wcc/r/2104367/9282D876BB266F2D0B10AD27078FF208 (English)

Please verify that your browser allows for normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Contact Information:

Capital Markets Manager (e)

Fernando Alexander Suarez

Telephone: +571-234-5190 - Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

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Ecopetrol Group Appendices

Table 1: Income Statement – Ecopetrol Group

Billion (COP)	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Revenue
Local	8,715	8,671	0.5%	25,213	24,378	3.4%
Export	9,299	9,205	1.0%	27,053	25,128	7.7%
Total revenue	18,014	17,876	0.8%	52,266	49,506	5.6%
Cost of sales
Depreciation, amortization and depletion	2,166	2,053	5.5%	6,189	5,723	8.1%
Variable depreciation, amortization and depletion	1,481	1,416	4.6%	4,158	3,859	7.7%
Fixed cost depreciation	685	637	7.5%	2,031	1,864	9.0%
Variable costs	6,735	6,342	6.2%	19,629	17,361	13.1%
Imported products	2,788	2,778	0.4%	9,806	8,167	20.1%
Local purchases	3,131	2,659	17.8%	8,261	7,571	9.1%
Hydrocarbon transportation services	208	212	(1.9%)	598	563	6.2%
Inventories and others	608	693	(12.3%)	964	1,060	(9.1%)
Fixed costs	2,339	2,228	5.0%	6,870	6,143	11.8%
Contracted services	753	708	6.4%	2,173	1,965	10.6%
Maintenance	584	568	2.8%	1,802	1,503	19.9%
Labor costs	560	513	9.2%	1,679	1,515	10.8%
Other	442	439	0.7%	1,216	1,160	4.8%
Total cost of sales	11,240	10,623	5.8%	32,688	29,227	11.8%
Gross income	6,774	7,253	(6.6%)	19,578	20,279	(3.5%)
Operating expenses	1,062	1,600	(33.6%)	2,952	3,062	(3.6%)
Administration expenses	1,006	594	69.4%	2,589	2,017	28.4%
Exploration and projects expenses	58	1,006	(94.2%)	367	1,194	(69.3%)
(Recovery) expense for impairment long-term assets	(2)	0	-	(4)	(149)	(97.3%)
Operating income	5,712	5,653	1.0%	16,626	17,217	(3.4%)
Finance result, net	(648)	(521)	24.4%	(1,426)	(1,710)	(16.6%)
Foreign exchange, net	(190)	61	(411.5%)	(104)	132	(178.8%)
Interest, net	(368)	(447)	(17.7%)	(1,052)	(1,448)	(27.3%)
Financial income/loss	(90)	(135)	(33.3%)	(270)	(394)	(31.5%)
Share of profit of companies	56	57	(1.8%)	290	239	21.3%
Income before income tax	5,120	5,189	(1.3%)	15,490	15,746	(1.6%)
Income tax	(1,770)	(2,182)	(18.9%)	(5,315)	(6,155)	(13.6%)
Net income consolidated	3,350	3,007	11.4%	10,175	9,591	6.1%
Non-controlling interest	(339)	(232)	46.1%	(932)	(682)	36.7%
Net income attributable to owners of Ecopetrol	3,011	2,775	8.5%	9,243	8,909	3.7%

EBITDA	8,270	7,997	3.4%	23,934	23,756	0.7%
EBITDA margin	45.9%	44.7%	2.7%	45.8%	48.0%	(4.6%)

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Table 2: Statement of Financial Situation / Balance Sheet – Ecopetrol Group

Billion (COP)	September 30, 2019	June 30, 2019	∆ (%)
Current assets
Cash and cash equivalents	9,061	5,524	64.0%
Trade and other receivables	6,216	8,221	(24.4%)
Inventories	5,907	5,854	0.9%
Current tax assets	781	787	(0.8%)
Other financial assets	2,452	3,358	(27.0%)
Other assets	1,293	1,256	2.9%
	25,710	25,000	2.8%
Non-current assets held for sale	29	30	(3.3%)
Total current assets	25,739	25,030	2.8%

Non-current assets
Investments in associates and joint ventures	2,047	1,885	8.6%
Trade and other receivables	745	777	(4.1%)
Property, plant and equipment	64,406	61,814	4.2%
Natural and environmental resources	24,829	23,660	4.9%
Assets by right of use	495	497	(0.4%)
Intangibles	397	395	0.5%
Deferred tax assets	5,892	5,373	9.7%
Other financial assets	4,454	3,794	17.4%
Other assets	1,992	1,893	5.2%
Total non-current assets	105,257	100,088	5.2%

Total assets	130,996	125,118	4.7%

Current liabilities
Loans and borrowings	4,525	4,088	10.7%
Trade and other payables	9,863	11,825	(16.6%)
Provision for employees benefits	1,824	1,718	6.2%
Current tax liabilities	1,749	1,126	55.3%
Accrued liabilities and provisions	520	673	(22.7%)
Other liabilities	382	463	(17.5%)
Total current liabilities	18,863	19,893	(5.2%)

Non-current liabilities
Loans and borrowings	35,882	33,379	7.5%
Trade and other payables	28	25	12.0%
Provision for employees benefits	6,273	6,513	(3.7%)
Deferred tax liabilities	764	783	(2.4%)
Accrued liabilities and provisions	7,213	7,025	2.7%
Other liabilities	609	566	7.6%
Total non-current liabilities	50,769	48,291	5.1%

Total liabilities	69,632	68,184	2.1%

Equity
Equity attributable to owners of the company	59,211	54,739	8.2%
Non-controlling interests	2,153	2,195	(1.9%)
Total equity	61,364	56,934	7.8%

Total liabilities and equity	130,996	125,118	4.7%

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Table 3: Free Cash Flow Statement – Ecopetrol Group

Billion (COP)	3Q 2019	3Q 2018	9M 2019	9M 2018
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	3,011	2,775	9,243	8,909
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	339	232	932	682
Income tax	1,770	2,182	5,315	6,155
Depreciation, depletion and amortization	2,206	2,070	6,290	5,778
Foreign exchange (gain) loss	190	(61)	104	(132)
Finance costs recognized in profit or loss	662	748	1,972	2,326
Dry wells	0	825	154	873
Loss (gain) on disposal of non-current assets	33	(3)	78	(24)
Impairment of current and non-current assets	(2)	(7)	32	(138)
Fair value (gain) on financial assets valuation	134	2	45	(55)
Profit in acquisition of participations in joint operations	0	0	0	12
Gain on assets for sale	3	0	0	1
(Gain) loss on share of profit of associates and joint ventures	(56)	(57)	(290)	(239)
Realized foreign exchange cash flow hedges	207	152	891	386
Others minor items	5	(2)	6	(5)
Net changes in operating assets and liabilities	1,503	316	(151)	(2,154)
Income tax paid	(696)	(618)	(4,474)	(4,507)
Cash provided by operating activities	9,309	8,554	20,147	17,868

Cash flows from investing activities
Investment in property, plant and equipment	(1,201)	(816)	(2,529)	(1,926)
Investment in natural and environmental resources	(1,992)	(1,291)	(4,772)	(3,113)
Payments for intangibles	(20)	(54)	(53)	(74)
Sale of assets held for sale and equity instruments	(3)	0	0	0
(Purchases) sales of other financial assets	459	(1,485)	1,442	(4,376)
Interest received	106	89	356	247
Dividends received	13	1	47	54
Proceeds from sales of assets	(1)	(48)	23	46
Net cash used in investing activities	(2,639)	(3,604)	(5,486)	(9,142)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(187)	(1,934)	(993)	(3,487)
Interest paid	(265)	(592)	(1,269)	(1,768)
Dividends paid	(3,082)	(1,832)	(10,057)	(4,287)
Net cash used in financing activities	(3,534)	(4,358)	(12,319)	(9,542)

Exchange difference in cash and cash equivalents	401	192	407	(9)
Net (decrease) increase in cash and cash equivalents	3,537	784	2,749	(825)
Cash and cash equivalents at the beginning of the period	5,524	6,337	6,312	7,946
Cash and cash equivalents at the end of the period	9,061	7,121	9,061	7,121

Non-cash transactions
Recognition of assets for right of use and liabilities for lease	609	0	609	0

25

Table 4: EBITDA Reconciliation – Ecopetrol Group

Billion (COP)	3Q 2019	3Q 2018	9M 2019	9M 2018
Net income attributable to the owners of Ecopetrol	3,011	2,775	9,243	8,909
(+) Depreciation, amortization and depletion	2,206	2,070	6,290	5,778
(+/-) Impairment of long-term assets	(2)	0	(4)	(149)
(+/-) Gain in acquisition of shares in joint operations	0	0	0	12
(+/-) Financial result, net	648	521	1,426	1,710
(+) Income tax	1,770	2,182	5,315	6,155
(+) Taxes and others	298	217	732	659
(+/-) Non-controlling interest	339	232	932	682
Consolidated EBITDA	8,270	7,997	23,934	23,756

Table 5: EBITDA Reconciliation by Segment (3Q 2019)

Billion (COP)	Upstream	Downstream	Midstream	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	1,912	(401)	1,500	0	3,011
(+) Depreciation, amortization and depletion	1,531	351	324	0	2,206
(+/-) Impairment of long-term assets	0	(2)	0	0	(2)
(+/-) Financial result, net	480	566	(397)	(1)	648
(+) Income tax	1,013	(147)	903	1	1,770
(+) Other taxes	89	172	37	0	298
(+/-) Non-controlling interest	(15)	0	354	0	339
Consolidated EBITDA	5,010	539	2,721	0	8,270

Annexes, Ecopetrol S.A.

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 6: Income Statement

Billion (COP)	3Q 2019	3Q 2018	∆ (%)	9M 2019	9M 2018	∆ (%)
Local	8,820	8,940	(1.3%)	25,074	24,505	2.3%
Exports	7,227	7,153	1.0%	21,086	19,809	6.4%
Total revenue	16,047	16,093	(0.3%)	46,160	44,314	4.2%
Variable costs	9,148	8,411	8.8%	25,821	23,110	11.7%
Fixed costs	2,935	2,527	16.1%	8,539	7,591	12.5%
Total cost of sales	12,083	10,938	10.5%	34,360	30,701	11.9%
Gross income	3,964	5,155	(23.1%)	11,800	13,613	(13.3%)
Operating expenses	629	450	39.8%	1,753	1,261	39.0%
Operating income	3,335	4,705	(29.1%)	10,047	12,352	(18.7%)
Financial income/loss	(878)	(476)	84.5%	(1,599)	(1,395)	14.6%
Share of profit of companies	1,443	59	2,345.8%	3,647	1,936	88.4%
Income before income tax	3,900	4,288	(9.0%)	12,095	12,893	(6.2%)
Income tax	(889)	(1,513)	(41.2%)	(2,852)	(3,984)	(28.4%)
Net income consolidated	3,011	2,775	8.5%	9,243	8,909	3.7%

EBITDA	5,100	6,314	(19.2%)	14,826	16,705	(11.2%)
EBITDA margin	31.8%	39.2%	(7.4%)	32.1%	37.7%	(5.6%)

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Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	September 30, 2019	June 30, 2019	∆ (%)
Current assets
Cash and cash equivalents	4,494	2,001	124.6%
Trade and other receivables	6,271	8,531	(26.5%)
Inventories	4,070	3,968	2.6%
Current tax assets	484	318	52.2%
Other financial assets	3,770	5,715	(34.0%)
Other assets	1,021	1,081	(5.6%)
	20,110	21,614	(7.0%)
Non-current assets held for sale	23	24	(4.2%)
Total current assets	20,133	21,638	(7.0%)

Non-current assets
Investments in associates and joint ventures	47,649	43,473	9.6%
Trade and other receivables	601	632	(4.9%)
Property, plant and equipment	21,523	21,089	2.1%
Natural and environmental resources	20,764	20,228	2.6%
Assets by right of use	3,571	3,640	(1.9%)
Intangibles	225	236	(4.7%)
Deferred tax assets	2,391	1,888	26.6%
Other financial assets	3,914	3,292	18.9%
Other assets	1,098	1,075	2.1%
Total non-current assets	101,736	95,553	6.5%

Total assets	121,869	117,191	4.0%

Current liabilities
Loans and borrowings	2,971	2,738	8.5%
Trade and other payables	8,412	10,933	(23.1%)
Provision for employees benefits	1,766	1,673	5.6%
Current tax liabilities	903	711	27.0%
Accrued liabilities and provisions	439	595	(26.2%)
Other liabilities	266	391	(32.0%)
Total current liabilities	14,757	17,041	(13.4%)

Non-current liabilities
Loans and borrowings	35,925	33,334	7.8%
Provision for employees benefits	6,273	6,513	(3.7%)
Deferred tax liabilities	144	144	0.0%
Accrued liabilities and provisions	5,535	5,396	2.6%
Other liabilities	24	24	0.0%
Total non-current liabilities	47,901	45,411	5.5%

Total liabilities	62,658	62,452	0.3%

Equity
Equity attributable to owners of the company	59,211	54,739	8.2%
Total equity	59,211	54,739	8.2%

Total liabilities and equity	121,869	117,191	4.0%

27